Nuvalent, Inc.

One Broadway, 14th Floor

Cambridge, Massachusetts 02142

August 12, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Nuvalent, Inc.

Registration Statement on Form S-3

Filed August 10, 2022

File No. 333-266731

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuvalent, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-266731), so that it may become effective at 4:15 p.m., Eastern time, on August 16, 2022, or as soon as practicable thereafter.

Very truly yours,

NUVALENT, INC.

By:	/s/ James R. Porter, Ph.D.
Name: James R. Porter, Ph.D.
Title: President and Chief Executive Officer